
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SmarterD, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> October 28, 2016

Physical address of issuer
19701 Scotland Drive, Saratoga, CA 95070

Website of issuer
www.smarterd.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
75,000

Price (or method for determining price)
$1.00

Target offering amount
$75,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
March 9, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$57,600.00	$0.00
Cash & Cash Equivalents	$57,600.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$216,100.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$70,000.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$1,200.00	$0.00
Net Income	-$154,800.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 22, 2018

FORM C

Up to $107,000.00

SmarterD, Inc.



Units of SAFE (Simple Agreement for Future Equity)

      This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by SmarterD, Inc., a Delaware Corporation (the "Company," as well as references to "we, " "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $75,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $200.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$200.00	$10.00	$190.00
Aggregate Minimum Offering Amount	$75,000.00	$3,750.00	$71,250.00
Aggregate Maximum Offering Amount	$107,000.00	$5,350.00	$101,650.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.smarterd.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 22, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.smarterd.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SmarterD, Inc. (the "Company") is a Delaware Corporation, formed on October 28, 2016.

The Company is located at 19701 Scotland Drive, Saratoga, CA 95070.

The Company's website is www.smarterd.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We provide a software as a service (SaaS) offering on a subscription basis to medium and large enterprises that helps them with strategic IT planning. Our cloud-based software integrates a company's internal data with market intelligence into a holistic view, enabling companies to make IT strategic planning decisions, including for technology road-mapping, budgeting, asset management, purchasing, and vendor management.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	75,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	75,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	107,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$200.00
Offering deadline	March 9, 2018
Use of proceeds	See the description of the use of proceeds on page 20

	hereof.
Voting Rights	See the description of the voting rights on page 30 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

No market for the products we sell currently exists.
Although we have identified what we believe to be a need in the market for our products, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our products. Potential customers may be unwilling to accept, utilize or recommend any of our proposed products. If we are unable to commercialize and market our proposed products when planned, we may not achieve any market acceptance or generate revenue.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on October 28, 2016. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of significant revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in the enterprise software industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Vijay Sundhar, Ram Nagarajan, Reed Augliere, and Bharat Desai who lead executive management; sales, partnerships and customer success; product management; and infrastructure of

the Company. The Company has employment agreements with Vijay Sundhar, Ram Nagarajan, Reed Augliere, and Bharat Desai although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Vijay Sundhar, Ram Nagarajan, Reed Augliere, and Bharat Desai or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved enterprise software products and thus may be better equipped than us to develop and commercialize enterprise software products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including our proprietary business information and that of our customers, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release

of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

The Company depends on the performance of resellers.
The Company distributes its products through value-added resellers. The Company also sells its products in most of its major markets directly to enterprise and government customers

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their marketing of the Company's products.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Vijay Sundhar, Ram Nagarajan, Reed Augliere, and Bharat Desai in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Vijay Sundhar, Ram Nagarajan, Reed Augliere, and Bharat Desai die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and

enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual

property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We rely on agreements with third parties to provide certain services, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.
S. and various foreign jurisdictions in which we may offer our products and services in the future.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not

currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 66.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We provide a software as a service (SaaS) offering on a subscription basis to medium and large enterprises that helps them with strategic IT planning. Our cloud-based software integrates a company's internal data with market intelligence into a holistic view, enabling companies to make IT strategic planning decisions, including for technology road-mapping, budgeting, asset management, purchasing, and vendor management.

Business Plan
The Company is working to fundamentally transform how enterprises make strategic IT decisions and in the process disrupt a $250B management consulting industry. Our cloud-based, lightweight software integrates a company's internal data with market intelligence into a holistic view, enabling companies to confidently make smarter decisions faster. Decisions become fully data-driven and AI optimized. SmarterD's data not only provides value to the enterprise, but also delivers market insights for IT vendors and others who can use our data as a new source of market prediction. We are working with Fortune 500 companies, including Ahold-Delhaize, and our first paying customer, Barnes and Noble.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Portfolio Edge	Data visualization and analytics for IT strategic planning. Brings together strategies, plans, assets, capabilities, and vendors.	Medium and large enterprises, with a focus on Retail and Financial Services verticals

Our Strategy Edge product is currently under development and will be introduced into the market using the proceeds of the Offering. Strategy Edge provides our customers with a platform to perform IT strategy road-mapping and prioritization without having to depend on high priced consulting companies to guide them.

We currently sell our software platform through direct sales and through reseller channel partners.

Competition
The Company's primary competitors are manual consulting companies (e.g. Deloitte, Accenture), market intelligence companies (e.g. Gartner, IDC), enterprise architecture management tools (e.g. Software AG, Erwin), and decision support tools (e.g. Apptio, Decision Lens).

The primary competitors listed all provide aspects of the value that our product offers, but none of them provide a comprehensive solution. Additionally, our offering is generally substantially lower cost than these alternatives. The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The Company's competitors may aggressively cut prices or develop solutions that more directly compete with ours.

Supply Chain and Customer Base
Our most important asset is our people. One of our key goals is to have the best talent available, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our current customers are medium to large enterprises.

Intellectual Property
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15401974	A Method for Managing a Smart Enterprise Network	The present invention relates generally to a global network connecting	January 9, 2017		United States

		enterprises, vendors (software, hardware and services) and individuals. More specifically, the present invention relates to components and how these entities are connected and enabled by cloud based networking, mobile, Big-Data and social network for enterprises, vendors, and individuals (independents) to produce and consume business value through collaboration, information sharing, and personalization.			
62/581454	MACHINE LEARNING IN STRATEGY EDGE RELEASE 1.0	Provisional patent application on the utilization of a semi-supervised machine learning algorithm to set the default model parameters for Strategy Edge.	November 3, 2017		United States

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
86920175		SMARTERD		September 6, 2016	USA
86920289		BUILDING A SMARTER ENTERPRISE		September 6, 2016	USA

87294115		SMART ENTERPRISE EVENT	February 10, 2017		USA
87334172		ENTERPRISE PROFILE	February 10, 2017		USA
87294107		SMART ENTERPRISE NETWORK	February 10, 2017		USA

Governmental/Regulatory Approval and Compliance
We are not subject to any specific existing or probable government regulations beyond those applicable generally to businesses operating in the United States or other countries and regions where we may conduct business in the future.

Litigation
None

Other
The Company's principal address is 19701 Scotland Drive, Saratoga, CA 95070

The Company has the following additional addresses:

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$3,750	5.00%	$5,350
Campaign marketing expenses or related reimbursement	0.00%	$0	0.00%	$0
Estimated Attorney Fees	2.00%	$1,500	1.40%	$1,500
Estimated Accountant/Auditor Fees	1.33%	$1,000	0.93%	$1,000
General Marketing	0.00%	$0	0.00%	$0
Research and Development	0.00%	$0	0.00%	$0
Manufacturing	0.00%	$0	0.00%	$0

Equipment Purchases	0.00%	$0	0.00%	$0
Purchase of Real Property	0.00%	$0	0.00%	$0
Future Wages	89.67%	$ 67,250	74.77%	$80,000
Accrued Wages	0.00%	$0	0.00%	$0
Accrued expenses of managers, officers, directors or employees	0.00%	$0	0.00%	$0
Repayment of Debt	0.00%	$0	0.00%	$0
Repayment of obligations in arrears	0.00%	$0	0.00%	$0
General Working Capital	0.00%	$0	13.50%	$14,450
Form C preparation	0.00%	$0	1.40%	$1,500
Escrow fees	2.00%	$1,500	2.99%	$3,200
Total	**100.00%**	**$75,000**	**100.00%**	**$107,000**

The Company does not have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Vijay Sundhar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO 10/28/2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Independent Consultant - 08/2014 to present Vice President, Enterprise Architecture - BJ's Wholesale Club 05/2011 -08/2014

Education
University of Central Queensland, Australia - Master's Degree, Mechanical Engineering Government College of Technology - Bachelor's Degree, Mechanical Engineering

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Vijay Sundhar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO 10/28/2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Independent Consultant - 08/2014 to present Vice President, Enterprise Architecture - BJ's Wholesale Club 05/2011 -08/2014

Education
University of Central Queensland, Australia - Master's Degree, Mechanical Engineering Government College of Technology - Bachelor's Degree, Mechanical Engineering

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Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,800,300
Voting Rights	Full voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The issuance of additional authorized shares of common stock may dilute ownership of all classes of securities
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

Type of security	SmarterD SAFE #1 SAFE (Simple Agreement for

	Future Equity)
Amount outstanding	500,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of this SAFE to equity will dilute ownership of all other classes of securities
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.1%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Marc Linster
Amount outstanding	$25,000.00
Interest rate and payment schedule	5% simple interest, payable on maturity date if notes haven't converted
Amortization schedule	None
Describe any collateral or security	None
Maturity date	December 17, 2018
Other material terms	$6,000,000 valuation cap; 20% discount of next equity round of $1,000,00 or greater

Type of debt	Convertible Notes
Name of creditor	Marc Linster
Amount outstanding	$25,000.00
Interest rate and payment schedule	5% simple interest, payable on maturity date if notes haven't converted
Amortization schedule	None
Describe any collateral or security	None
Maturity date	February 1, 2019
Other material terms	$6,000,000 valuation cap; 20% discount of next equity round of $1,000,00 or greater

Type of debt	Convertible Notes
Name of creditor	Bharat Desai

Amount outstanding	$20,000.00
Interest rate and payment schedule	5% simple interest, payable on maturity date if notes haven't converted
Amortization schedule	None
Describe any collateral or security	None
Maturity date	April 20, 2019
Other material terms	$6,000,000 valuation cap; 20% discount of next equity round of $1,000,00 or greater

Type of debt	Convertible Notes
Name of creditor	Reed Augliere
Amount outstanding	$25,000.00
Interest rate and payment schedule	5% simple interest, payable on maturity date if notes haven't converted
Amortization schedule	None
Describe any collateral or security	None
Maturity date	January 9, 2019
Other material terms	$6,000,000 valuation cap; 20% discount of next equity round of $1,000,00 or greater

Type of debt	Convertible Notes
Name of creditor	Parswanath Dhanadevan
Amount outstanding	$30,000.00
Interest rate and payment schedule	5% simple interest, payable on maturity date if notes haven't converted
Amortization schedule	None
Describe any collateral or security	None
Maturity date	June 1, 2019
Other material terms	$6,000,000 valuation cap; 20% discount of next equity round of $1,000,00 or greater

Type of debt	Convertible Notes
Name of creditor	Vijay Sundhar
Amount outstanding	$40,000.00

Interest rate and payment schedule	5% simple interest, payable on maturity date if notes haven't converted
Amortization schedule	None
Describe any collateral or security	None
Maturity date	December 17, 2018
Other material terms	$6,000,000 valuation cap; 20% discount of next equity round of $1,000,00 or greater

Type of debt	Deferred compensation
Name of creditor	Ram Nagarajan
Amount outstanding	$37,501.68
Interest rate and payment schedule	Payable upon Company raising additional revenue or funding of $150K
Amortization schedule	Lump sum upon Company raising additional revenue or funding of $150K
Describe any collateral or security	None
Maturity date	March 31, 2018
Other material terms	Additional $15,626.01 will accrue from January through March 2018.

Type of debt	Deferred compensation
Name of creditor	Reed Augliere
Amount outstanding	$30,000.02
Interest rate and payment schedule	Payable upon Company raising additional revenue or funding of $150K
Amortization schedule	Lump sum upon Company raising additional revenue or funding of $150K
Describe any collateral or security	None
Maturity date	March 31, 2018
Other material terms	Additional $12,500.01 will accrue from January through March 2018.

Type of debt	Deferred compensation
Name of creditor	Bharat Desai
Amount outstanding	$30,000.02
Interest rate and payment schedule	Payable upon Company raising additional revenue or

	funding of $150K
Amortization schedule	Lump sum upon Company raising additional revenue or funding of $150K
Describe any collateral or security	None
Maturity date	March 31, 2018
Other material terms	Additional $12,500.01 will accrue from January through March 2018.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 0.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by Vijay Sundhar, Founder and CEO. The co-founding team also has a significant ownership stake that vests over time.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Vijay Sundhar	66.2%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations
_____
The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: 1) product development to enhance the functionality of the core platform and 2) building a sales and marketing team and channel relationships in order to obtain 10 or greater paying customers.

Liquidity and Capital Resources
The Offering proceeds will have minimal impact on our operations, but may provide us with a little additional liquidity as we raise our seed round of financing.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

The Company has a deferred compensation liability that is contingent on the Company receiving an additional $150,000 in revenues or financing. This liability is just under $100,000 as of year end 2017 and may grow to $140,000 through the end of March 2018.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $107,000.00. The Company is attempting to raise a minimum amount of $75,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 9, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $200.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as its own Transfer Agent for the Offering.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.020000 per share, of which 7,800,300 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,500,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $6,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 20.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Vijay Sundhar
Relationship to the Company	Founder, CEO
Total amount of money involved	$40,000.00
Benefits or compensation received by related person	Additional equity ownership in the company on the same terms as all other convertible note holders when the note converts.
Benefits or compensation received by Company	$40,000 cash investment
Description of the transaction	Convertible Note

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Vijay Sundhar
_____
(Signature)

Vijay Sundhar
_____
(Name)

Founder and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Vijay Sundhar
_____
(Signature)

Vijay Sundhar
_____
(Name)

CEO
_____
(Title)

January 22, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Offering Page

SmarterD, Inc.
Balance Sheet
December 31, 2017

ASSETS

Current Assets:

Cash	$ 40,300
Receivable from investors	381,800
Total Current Assets	422,100
Deferred taxes	- 0 -
Total Assets	$422,100

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:

Accounts payable	$ 3,300
Accrued interest	4,300
Deferred compensation	97,500
Demand note payable	29,100
Convertible notes payable	125,000
Total Current Liabilities	259,200
Total Liabilities	259,200

Stockholders' Equity:

Common stock	700
Additional paid-in capital	400
Common stock rights	500,000
Accumulated deficit	(338,200)
Total Stockholders' Equity	162,900
Total Liabilities and Member's Capital	$422,100

No assurance is provided on these financial statements.

SmarterD, Inc.
Income Statement
Year Ended December 31, 2017

Sales Revenue

Software License	$ 60,000
Software Implementation	10,000
Total Sales Revenue	70,000

Operating Expenses

Advertising & marketing expenses	300
Office expenses	6,100
Other operating expenses	10,000
Professional fees	99,100
Research & software development	282,600
Total Operating Expense	398,100
Loss From Operations	(328,100)

Other Income and Expense

Interest expense	4,300
State tax	1,200
Total Other Income and (Expense)	(5,500)
Net Loss	($ 333,600)


SmarterD, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2017


	Number of Shares	Common Stock	Additional Paid-in Capital	Stock Subscriptions	Accumulated Deficit	Total Equity
Beginning Balance	5,025,000	$ 500			($ 4,600)	($ 4,100)
Shares issued	2,273,500	200	$ 400			600
Rights to shares sold				$500,000		500,000
Net loss					(333,600)	(333,600)
Ending Balance	7,298,500	$ 700	$ 400	$500,000	($338,200)	$162,900


No assurance is provided on these financial statements.



SmarterD, Inc.
Statement of Cash Flows
Year Ended December 31, 2017


Cash flows from operating activities:

Net Loss	($333,600)

Adjustments to reconcile change
  in net assets to cash provided
  by operating activities:

Add back services provided for equity	18,400
Increase in accounts payable	3,200
Increase in accrued interest	4,300
Increase in deferred compensation	97,500
Net cash (used) by operations	(210,200)

Cash flows from investing activities:

Net cash provided by investing activities	- 0 -

Cash flows from financing activities:

Proceeds from notes payable	145,000
Payments of notes payable	(20,000)
Proceeds from common stock	100,500
Net cash from financing activities	225,500
Net change in cash	15,300
Cash, beginning of year	25,000
Cash, end of year	$ 40,300
Interest paid	$ - 0 -
Income taxes paid	$ - 0 -


No assurance is provided on these financial statements.


NOTE 1 -- Nature of Operations and Organization:

SmarterD, Inc. (the Company), is a software development company.

The Company provides a software as a service (SaaS) offering on a subscription basis to medium and large enterprises that assists with strategic information technology (IT) planning. The cloud based software integrates internal data with market intelligence into a holistic view, enabling the enterprise to make IT strategic planning decisions.

The Company incorporated in October 2016 in the State of Delaware, is headquartered in Saratoga, California and began operations in 2017.

As further described in Note 7 the Company's present situation raises substantial concern about the Company's ability to continue as a going concern.

NOTE 2 -- Summary of Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Accounts Receivable

Trade receivables are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Reserves are provided for uncollectable accounts based on management's assessment of the risk that an account will not be collected in full.

There were no accounts receivable at December 31, 2017 and there were no accounts receivable written-off during 2017.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are

NOTE 2 -- Summary of Significant Accounting Policies (continued):

Property and Equipment (continued)

capitalized. Expenditures for maintenance and repairs are expensed as incurred.

Depreciation is provided using the straight-line method based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment included current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

The Company had not acquired any fixed assets as of the December 31, 2017.

Revenue Recognition

Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

Advertising Expenses

Advertising costs are expensed as incurred.

Organizational Costs

Organizational costs, including accounting fees, legal fees and costs of incorporation have been expensed as incurred.

Software Development Costs

Software development costs are charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the

NOTE 2 -- Summary of Significant Accounting Policies (continued):

Software Development Costs (continued)

Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of coast of sales.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some of the deferred tax assets will not be realized.

Tax positions that have been taken or are expected to be taken on income tax returns are evaluated to determine if an accrual is necessary for uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession; or other economic downturn; local competition; or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

As further described in Note 7 the Company's present situation raise substantial concern about the Company's ability to continue as a going concern.

NOTE 2 -- Summary of Significant Accounting Policies (continued):

Concentration of Credit Risk

The Company's principle concentration of credit risk consists of cash. Cash deposits are held in a major bank.

NOTE 3 -- Income Tax Provision:

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination consideration of all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event that it is determined that the Company is unlikely to realize its deferred tax assets in the future at the full amount calculated a valuation allowance is recorded to reduce deferred tax assets to expected net realizable value.

It is management's opinion that the Company's ability to realize its deferred tax assets is sufficiently uncertain that a valuation allowance in the full amount of deferred tax assets is appropriate.

NOTE 4 -- Deferred Compensation:

Several members of management have agreed to work under an arrangement where their agreed upon compensation will be paid upon securing additional financing. The balances due to these individuals has been recorded as deferred compensation.

NOTE 5 -- Notes Payable:

Demand notes payable consists of a note payable to the Company's primary shareholder. The note is payable on demand and accrues simple interest at the rate of 5%. Interest is payable upon payment of the note.

Convertible notes payable consist of four notes payable to shareholders of the Company. The notes are due one year from issue and accrue simple interest at 5%. Interest is payable upon maturity of each note. The convertible shares are subject to mandatory conversion upon the closing of a ''Qualified Financing'' as described in the Notes. In the event of a Mandatory Conversion the total number of shares issued shall be the balance due under the note including principal and unpaid interest divided by Qualified Financing Price which is the price per share paid at the Qualified Financing.

All interest under the notes has been accrued. No interest was paid in 2017.

Aggregate principal maturities are as follows:

Year	Demand Note	Convertible Notes	Total
2018	$ 29,100	$125,000	$154,000

Note 6 - Stockholder's Equity:

Common Stock

During 2017 the Company sold 5,025,000 shares of common stock with par value of $0.0001 per share for approximately $500 to the founding shareholder.

Also during 2017, 2,273,500 shares were sold to individuals providing services to the Company. These common shares vest at 25% at the end of one year of service by the Shareholder to the Company. Subsequent to the end of the first year of service, the remaining shares vest at the rate of $1/48^{th}$ of the original purchase amount each month thereafter. The unvested common stock is subject to repurchase by the Company, at the Company's option, if the Shareholder terminates service to the Company.

It is the Company's intention that an additional 150,000 shares will be sold to certain individuals providing services to the Company.

All shares issued and outstanding are restricted shares in that the shares may not be transferred without the Company's written

Note 6 - Stockholder's Equity (continued):

Common Stock (continued)

consent. Shares may be transferred to the shareholder's immediate family.

Agreement for Future Equity

During 2017 the Company entered into an agreement with a service provider (the Investor) for the right to receive 12.5% of the company's total equity including both common and preferred shares issued and outstanding as well as outstanding options and warrants (Total Shares) in the form of Safe Preferred Shares. The Investor agreed to pay $250,000 and to provide $250,000 worth of software development services (Total Purchase Price).

In the event of an equity financing the investor shall automatically receive Safe Preferred Shares equal to the Total Shares.

In the event of a liquidity event (Change of Control or Initial Public Offering) the Investor shall have the option of receiving a cash payment equal to the Total Purchase Price or shall automatically receive a number shares of Common Stock equal to the Total Shares.

In the event of a Dissolution Event (voluntary termination of operations or general assignment for the benefit of the Company's creditors) the Company will pay an amount equal to the Total Purchase Amount.

As of December 31, 2017 the Company had received $100,000 cash and $18,500 worth of software development services. If this investor had exercised its right under the agreement to receive stock, as of December 31, 2017 it would have received 1,042,643 shares.

Equity Incentive Plan

The Company has an Equity Incentive Plan (the Plan) which permits the grant of restricted shares of common stock, incentive stock options for common shares and restricted stock units which entitle the holder to a distribution in an amount equal to the Fair Market Value (at the time of distribution) of one common share.

Employees, Directors, consultants and other individuals who provide services to the Company are eligible to be granted Awards under the Plan.

The exercise price per Share under an Option will be not less

Note 6 - Stockholder's Equity (continued):

Equity Incentive Plan (continued)

than 100% of the Fair Market Value of the Share on the date of the grant or 110% of the Fair Market Value for significant shareholders.

Restricted Stock and Restricted Stock Units may be awarded under terms and conditions determined by the Board of Directors of the Company (the Board).

The maximum number of shares subject to or related to Awards under the Plan is 1,200,000 shares of common stock of the Company.

To the extent that an Award under the Plan expires, terminates, is canceled, forfeited or repurchased those shares will become available for grant under the Plan.

As of December 31, 2017 Options for 214,300 shares of Common Stock have been awarded under the Plan. There have been no Awards of Restricted Stock or Restricted Stock Units under the Plan.

Note 7 - Going Concern:

These financial statements are prepared assuming that the Company will continue as a going concern. The Company began operation in 2017 and has did not incur any profit. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 9) and achieve profitable operations.

During the next twelve months it is management's intention to fund its operations with funding raise through the issuance of additional debt and equity. If management is unsuccessful in raising additional funds the company may cease operations.

The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Note 8 - Subsequent Events:

The Company is offering up to 107,000 Simple Agreement of Future Equity (SAFEs). Management is attempting to raise a minimum of $75,000 in this offering and up to $107,000 maximum. The offering must reach commitments from investors totaling the minimum amount by March 31, 2018 in order to receive any funds.

Note 8 - Subsequent Events (continued):

The crowd funded offering is being made through OpenDeal, Inc. The Intermediary will be entitled to receive a 2% commission fee and 5% of the securities issued in this offering.

Management has evaluated subsequent events through December 18, 2017 which is the date the financial statements were available to be issued.

Note 9 -- Related Party Transactions:

Substantially all of the notes payable are payable to Shareholders of the Company.



Company Name	SmarterD
Logo	
Headline	SmarterD fundamentally transforms how enterprises make strategic IT decisions
Cover photo	



Hero Image


SOLUTION
SMARTERD
DATA DRIVEN NEXT GEN IT STRATEGY
transforming how enterprises make strategic IT decisions

Tags

Pitch text

SmarterD - Transforming how enterprises make strategic IT decisions

Deal Highlights

- Market leading founders with decades of domain expertise and track record of delivering enterprise class solutions
- Focus on disrupting the hugely profitable management consulting industry in the area of IT strategic planning
- First rate paying customers, including Barnes and Noble, and a strong pipeline
- Forecast to be cash flow positive in less than 30 months
- Channel centric distribution strategy already in place with key partners
- Major partner with over 200 potential customers has already invested $500K

The Problem

Information Technology (IT) is expensive and complicated and there is currently no good product to help large companies make strategic decisions related to IT.


Management consulting is a $250 billion industry. It's big. It's growing. It's highly profitable. And it's about to be disrupted.
9/11/17
Inc.

In today's globalized and highly interdependent markets, enterprises are more

reliant than ever on competitive advantage derived from timely, accurate and actionable business planning data. At the same time, the ever-expanding volume of such information makes it more difficult to take well-informed and strategic decisions a timely and effective manner.

In the area of IT strategic planning, enterprises struggle with an every expanding amount of uncorrelated, siloed information. They are forced to bring in management consultants to help them gather the necessary data, formulate IT strategy roadmaps, and inform them of what their industry peers are doing to validate their plans. This approach is very costly and results in shelfware - a report that the enterprise can not execute on and is out of date almost the minute that the consultants walk out the door.

The Solution


Imagine... A Fully Data-Driven IT Strategy
Decisions are fully data-driven and AI optimized
Strategy becomes a living breathing model everyone can interact with
Everyone now looks at things from the same objective point of view
Things happen a lot faster
India

SmarterD is creating a technology platform that helps enterprises make IT strategic planning decisions without reliance on consultants. This platform integrates and correlates a company's internal data, external market data, and artificial intelligence and analytics to make recommendations and guide companies in making smart decisions that best support their business objectives.

ERP (Enterprise Resource Planning) systems, such as those offered by Oracle and SAP, have provided a technology foundation for business and IT to collaborate and share the same data on the operations side. SmarterD is bringing similar innovation to IT strategic planning, where is is sorely lacking today.

The Big Picture


Imagine... A Fully Data-Driven IT Marketplace
The Enterprise Benefits
Insights and customized planning optimized by multiple interacting AI's
Team gets exactly what it needs from vendors
From an optimized set of vendors, both large & small
At the right price
Who Else Benefits?
Anyone who uses SmarterD data as a new source of market prediction
Vendors
Wall Street
Government

The SmarterD platform will create a network effect that will bring substantial benefits to the enterprise. We are creating an IT Marketplace that brings in relevant information from IT vendors that facilitates purchases and decisions. It will also allow executives to have visibility into trends and priorities in their industry, answering the question "What is everyone else doing?". For example, the SmarterD platform will be able to inform the CIO on the top priorities of industry peers with insights such as:

- *60% of similar enterprises in the Retail industry have cybersecurity as their top IT priority for the next year*
- *The top solutions vendors for cybersecurity are IBM and Cisco*

In addition to bringing value to the enterprise, SmarterD will be able to offer insights to IT solutions vendors by having a comprehensive understanding of the IT strategies, plans, budgets, assets, and more of our enterprise customers. This will enable a secondary revenue stream of providing customized market insights to IT vendors, such as:

- *Marketing IT is not a top priority for the Financial Services industry for the next year. Overall budgets for marketing IT are decreasing by 20%.*
- *For marketing automation solutions, Eloqua is the #1 solutions provider with 25% market share. Your company is #6 with 5% market share.*

Product


Product Overview – Decision Support
Enterprise Edge
Strategy Edge
Portfolio Edge
Market Edge
Effective Cash Utilization
Value
Enterprise Data
Model, Behavior, Strategy
Capability Maturity Modeling
Strategy and Roadmap
Competitive Analysis
Market Trend Analysis
Recommendation
Market Data
Knowledge Base

Our product, Enterprise IT Edge, is comprised of three primary components - Strategy Edge, Portfolio Edge, and Market Edge. Portfolio Edge organizes a companies internal data relevant to IT planning - strategies, plans, assets, vendors, and capabilities - to create a digital map of the enterprise. Market Edge brings in external market data in context that is

relevant to the enterprise. Strategy Edge utilizes advanced algorithms and artificial intelligence to guide decisions and provide recommendations. It also allows the creation of a strategic roadmap without needing to involve expensive management consultants.

Customers



BARNES&NOBLE

SmarterD provides its solutions on a subscription basis (SaaS - Software as a Service). Barnes and Noble, the largest retail bookstore chain in the United States with over 600 locations across 50 states, over 26,000 employees, and $4B+ in revenues is our first paying customer.



Ahold Delhaize

We also are in the final stages of a pilot with Ahold Delhaize, one of the world's largest food retail groups, with nearly 2,000 stores, nearly 260,000 employees, and approximately $50B of revenue in the United States. Their brands include: Food Lion, Stop & Shop, Giant, and Peapod.

Competition

Although we do not know of any companies with a similar product or attempting to provide a similar value to our customers, there are companies that are competitive to aspects of our solution. The below graphic shows the categories of companies that we believe are our nearest competitors.



Market Landscape: Core Enterprise Products
Speed & quality of decision
Decision support
Market intelligence
EAM Tools
Manual consulting
Completeness of vision
With its AI driven system of intelligence, SmarterD is building a defensible moat around its enterprise product set

This version provides example companies in each of the categories of competitors that we have identified.


Competitive Landscape: Core Enterprise Products
Speed & quality of decision
Adaptive Insights
IDC
Gartner
software
erwin
Deloitte. Digital
accenture
Completeness of vision
"We have evaluated many commercially off the shelf packages. They are too rigid and do not provide the agility to quickly adjust to change." - Zaki Alam, Director, IT Strategy, Ahold Delhaize USA

This final chart is our analysis of the competitive position of our solution versus each category of competitor.


Differentiation: Enterprise Core Products
Platform Value
Manual Consulting
EAM Tools
Decision Support System
Market Intelligence
SmarterD
Decision Confidence
Decision Speed
Applied Market Insights
Risk Reduction
Decision cost

Business Model

We offer our product on a subscription basis (Software as a Service - SaaS) to our customers. Typically, subscriptions are annual and paid in-advance. We expect that our average customer revenue will be approximately $250K annually within 3 years.

Market

Global IT spending was greater than **$3 Trillion** in 2017. Our solution is generally applicable to any medium to large enterprise (revenues of $250M+ annually) globally, but we will focus our sales and marketing effort on Retail and Financial Services industry verticals in the near term. Retail and Financial Services are both among the top 3 fastest growing sectors for IT spend and were evaluated by us to be the best sectors for our solution.

Investors

SmarterD has previously raised $665K in funding on the following terms:

- $165K in convertible notes from the founding team and friends and family. Terms are similar to those offered here - 20% discount of the next investment round of $1M or greater with a $6M valuation cap.

- $500K in a SAFE for 12.5% of the Company from a reseller and deployment channel partner - Bahwan CyberTek (BCT) - with operations across the US, Middle East, India, and Asia.

Founding Team



Vijay Sundhar - Vijay is the Founder and CEO of SmarterD and the visionary behind the company's mission. He has over 20 years of experience in IT working with global companies in the US, Europe, Asia, Australia, and the Middle East. He has served in executive leadership of IT at multi-billion dollar Retail enterprises and has reported to a half dozen CIOs. His experience includes VP of Enterprise Architecture at BJ's Wholesale Club, the third largest big-box retailer in the US behind Costco and Sam's Club, and founding three previous startup technology ventures. Vijay has a MS from the University of Central Queensland in Australia and a BE from the Government College of Technology in India, both in Mechanical Engineering.

Ram Nagarajan - Ram is a Co-Founder and heads commercial operations for SmarterD, including sales, partnerships, and customer engagements. Ram is an entrepreneur and technology executive with over 20 years of experience. He most recently was responsible for the approximately $100M revenue NOOK devices business at Barnes and Noble and previously ran technology partnerships for Netflix. He has also co-founded a technology startup that was acquired and been a part of the executive team at others. Ram has MS and BS degrees from MIT in Electrical Engineering.

Reed Augliere - Reed is a Co-Founder and head of product for SmarterD. Reed has over 30 years in IT - across hardware, software, and services - and a distinguished record of success in multiple roles across multiple market sectors, including Technology, Retail, Financial Services, Medical/Pharma, Media, Government, and Education. Most recently, Reed was AVP of Security Architecture at TJX, one of the largest international apparel and home fashions off-price department store chain in the United States whose brands include TJ Maxx, Marshalls, and HomeGoods. Reed has a PhD from Harvard where he researched social network analysis and technology transformation and has taught at MIT.

Bharat Desai - Bharat is a Co-Founder and head of infrastructure for SmarterD. Bharat has over 15 years in IT leadership in infrastructure and operations and overseen technology teams of over 30 people and budgets of over $15M. Most recently, Bharat was Sr. Director of IT at Barnes and Noble, where he led technology teams in the US, China, and Taiwan charged with delivering data center operations, network services, engineering, service desk, infrastructure planning, and disaster recovery service. Bharat has an Associate of Science Degree in Electronics and a multitude of professional certifications.

Join us in transforming a $250 billion industry!

Team

| | Ram | Co- | Ram is an entrepreneur and technology executive with a passion |

Perks

| | Vijay Sundhar | Founder | Vijay has spent his career in IT leadership and is passionate about solving the current inefficient and ineffective approach to IT strategic planning. |

FAQ

| | Reed Augliere | Co-Founder | |

| | Bharat Desai | Co-Founder | |

| | Marc Linster | Advisor | |

| | Anne Jackson | Advisor | |